Exhibit 99.1

News Release

Stantec Completes Acquisition of MWH Global

Combined company creates a worldwide leader in water and infrastructure markets

EDMONTON, AB; NEW YORK, NY; DENVER, CO (May 6, 2016) TSX, NYSE:STN

(All $ figures referenced herein are to Canadian dollars, unless noted otherwise)

Stantec Inc. (“Stantec” or “the Company”) is pleased to announce that it has completed the acquisition of Broomfield, Colorado-based MWH Global, Inc. (“MWH”), a 6,800-person engineering, consulting and construction management firm focused on water and natural resources for built infrastructure and the environment (the “Acquisition”). With award-winning project work and 187 offices distributed across 26 countries, the Acquisition expands Stantec’s position as a global leader in water resources infrastructure while gaining presence in key geographies, including the United Kingdom, Australia, New Zealand, South and Central America, Europe and the Middle East. The Acquisition closed pursuant to the agreement announced by both firms on March 29, 2016. The MWH shareholders voted overwhelmingly in favor of the Acquisition. 97% of the issued and outstanding MWH shares were voted, and the vote was 99.7% in favor of approving the Acquisition.

“The closing of the Acquisition marks an important step in the Company’s continued journey to be a top global design firm,” said Bob Gomes, Stantec president and chief executive officer. “MWH brings new geographic presence, acclaimed industry reputation, and most importantly, shared values in their dedication to communities.”

With Recognized Projects and History

With nearly 200 years of recognized industry history, MWH has supported some of the world’s most technically significant water and natural resource infrastructure projects, including:

•	Serving as the lead designer on the Panama Canal Third Set of Locks Project in Panama;

•	Providing asset management, design, and construction strategies, as part of an alliance of industry-leading organizations, for the Thames Water Asset Management Programme 6 in the United Kingdom; and

•	Serving as the construction manager for the Austin Water Treatment Plant No. 4 in Texas, United States which effectively treats 50 million gallons (over 189 million litres) of water daily from nearby water sources.

“By combining the talents and expertise of our employees, we have forged an even stronger team to address our clients’ most challenging issues in water and infrastructure,” said Alan Krause, MWH chairman and CEO. “Inspired by our shared values and guided by our united purpose, we are now Building a Better World and Designing with Community in Mind for an exciting new world of opportunities. Working together in this way, we can be more and do more for all of our employees, clients and communities.”

New Opportunities

Along with its global network of staff, MWH brings capabilities that are new to Stantec, including its Engineering and Technical Services group, which provide water-related design services to key hydro-power, oil and gas, mining, and industrial clients. MWH further contributes construction management, program management, and management consulting business services related to water infrastructure. Within the construction field, MWH has a significant range of capabilities, with the majority being construction management at-risk performed on water-related projects in the United States and the United Kingdom.

Strategic Combination of Teams

Executive leaders from Stantec and MWH are working together to develop an integration strategy that identifies and leverages the firms’ combined strengths. In combination, Stantec will have approximately 22,000 team members distributed across more than 400 offices located around the world.

New Credit Facilities

In connection with the closing of the Acquisition, Stantec completed the financing of $1.25 billion syndicated senior secured credit facilities, consisting of an $800 million senior secured revolving credit facility, and a $450 million senior secured term credit facility (together the “New Credit Facilities”). The Acquisition and the refinancing of existing Stantec debt was funded by a combination of: (i) net proceeds of approximately $786 million drawn under the New Credit Facilities, and (ii) the net proceeds of approximately $580 million from the previously announced offering of 19,964,000 subscription receipts, inclusive of 2,604,000 subscription receipts issued pursuant to the exercise in full of the underwriters’ over-allotment option.

Subscription Receipts to Convert to Common Shares

As a result of the closing of the Acquisition, Stantec’s 19,964,000 subscription receipts were, in accordance with their terms, automatically settled on a one-for-one basis for common shares of the Company. Stantec further expects that trading in the subscription receipts on the Toronto Stock Exchange will be halted shortly following the issuance of this news release and that the subscription receipts will be delisted as of the close of business on May 6, 2016. Holders of the subscription receipts are not required to take any action in order to receive their common shares.

CAUTIONARY STATEMENTS

Certain statements contained in this news release constitute forward-looking statements within the meaning of applicable securities laws. Any such statements represent the views of management only as of the date hereof and are presented for the purpose of providing the Company’s shareholders and potential investors with information regarding the Company, including management’s expectations with respect to the Acquisition and management’s assessment of the Company’s future plans and financial outlook. Forward-looking information in this news release includes, but is not limited to, statements regarding: plans to develop a long term integration strategy for the combined company and plans to halt trading of, and delist, the subscription receipts. These forward-looking statements reflect management’s belief and assumptions based on information available at the time the information was stated and is not a guarantee of future performance. The Company does not undertake to update or revise any forward-looking statements contained in this news release or otherwise, whether as a result of new information, future events or otherwise, except as may be required by law. For additional information on our assumptions, and the risks and uncertainties that could cause actual results to differ from the anticipated results, refer to the Company’s short form prospectus and registration statement, each of which are filed on the Company’s profile on SEDAR at www.sedar.com and with the SEC at www.sec.gov.

About Stantec

We’re active members of the communities we serve. That’s why at Stantec, we always design with community in mind.

The Stantec community unites approximately 22,000 employees working in over 400 locations across six continents. Our work—engineering, architecture, interior design, landscape architecture, surveying, environmental sciences, project management, and project economics, from initial project concept and planning through design, construction, and commissioning—begins at the intersection of community, creativity, and client relationships. With a long-term commitment to the people and places we serve, Stantec has the unique ability to connect to projects on a personal level and advance the quality of life in communities across the globe. Stantec trades on the TSX and the NYSE under the symbol STN. Visit us at www.stantec.com or find us on social media.

Stantec Media Contact	Stantec Investor Contact	MWH Media Contact
Danny Craig	Sonia Kirby	Meg VanderLaan
Director, Public Relations	Director, Investor Relations	Chief Communications Officer
Ph: (949) 923-6085	Ph: (780) 616-2785	Ph: (720) 999-4900
danny.craig@stantec.com	sonia.kirby@stantec.com	meg.vanderlaan@mwhglobal.com

Design with community in mind